FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04040906

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 8/2/04

For the month of: **August 2004**

Commission File Number: **000-30076**

FORBES MEDI-TECH INC.

(Translation of registrant's name into English)

200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.
(Registrant)

By:

President & CEO

Dated: August 18, 2004

FORBES MEDI-TECH, INC.

AR 03

Today

FORBES MEDI-TECH, INC. is listed on the Toronto Stock Exchange under the symbol FMI and on NASDAQ under FMTI



Today we have developed a series of nutraceutical ingredients from naturally derived sources to help you lower cholesterol levels and maintain an active lifestyle.





tomorrow

we will focus on commercializing sterol analogues and other compounds for the prevention and treatment of cardiovascular disease, obesity and diabetes.



Today

we're providing piece of mind with a safe and clinically proven way to control cholesterol levels through functional food and dietary supplement ingredients.





tomorrow

the company will continue to solve complex cardiovascular health problems through the development of novel pharmaceutical compounds.



FORBES MEDI-TECH, INC. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.



Today | we are developing a pharmaceutical product pipeline.

> INVESTMENT HIGHLIGHTS

- Secured US$10.75 million financing, Great Point Partners & BioAsia acting as lead investors
- European Phase II trials completed for cholesterol-lowering drug, FM-VP4
- Appointment of Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation, to chairman of Forbes' Medical & Scientific Advisory Board
- Initiate pre-clinical trials for FM-VPx Library of Compounds
- Appointment of four key cardiologists to Medical & Scientific Advisory Board
- Significant revenue base from growing phytosterol ingredient business

> 2003 HIGHLIGHTS

- Began shipments under major sterols agreement signed in 2002
- Sold AD & ADD technology for US$1.9 million
- Announced excellent safety profile from Phase I study on FM-VP4 and commenced the dosing phase of the Phase II trial in Europe
- FDA issued health claim letter to Forbes allowing Forbes to advertise the health benefits of Reducol™





we will build on our commitment to therapeutic innovation and ongoing research and development of nutraceutical and pharmaceutical products.

- Increased revenue guidance based on growth in sterol sales
- Commenced the dosing phase of the Phase II clinical trial in Europe
- Completed US$4.8 million equity financing with BioAsia acting as lead investor
- Received US$3 million partial loan repayment from Phytosource LP, the Company's manufacturing joint venture, from proceeds of bank financing obtained by Phyto-Source

> 2004 OBJECTIVES

- Move towards a US Phase II trial for FM-VP4 incorporating the knowledge from the recently completed European trials
- Secure European Union regulatory approvals to incorporate wood sterols (Reducol™ and non-branded ingredients) into foods
- Continue to increase sales of both Forbes' branded (Reducol™) and non-branded cholesterol-lowering functional food ingredients
- Select a second drug candidate from the Company's Library of Compounds
- Complete the expansion of the joint venture manufacturing plant from 1000 metric tonnes to 1500 metric tonnes



To our valued shareholders

In 2003, Forbes clearly demonstrated its ability and determination to complete milestones and improve its fiscal strength. Building on revenue growth from its nutraceutical business, Forbes Medi-Tech secured new contracts, strategic relationships and financing agreements, solidifying the Company's foundation while providing for the continued development of the Company's novel therapeutic compounds, FM-VP4 and the FM-VPx Library.

The lipid-lowering prescription market represents an exciting opportunity for the Company and our shareholders. Cholesterol-lowering drugs have become the world's top-selling medicine. This growth has been fueled by the tremendous success of statins, with the leading compound, Lipitor expected to be the first "$10 billion pill" and Zocor looking to peak at sales of over $6 billion. We are seeing drug manufacturers maneuver to protect their statin franchises from pending competition from the introduction of generic drugs. The development of adjunct-therapies and combination pills is emerging as a key strategy for statin manufacturers, the market for which is estimated to grow to $4.7 billion over the next 5-7 years.

In January 2003, the Company announced that dosing started for the Phase II clinical trials of FM-VP4, a novel cholesterol absorption inhibitor. The successful launch of another cholesterol absorption inhibitor in 2003 by a multinational pharmaceutical company began to resonate with the investment community and brought a substantial amount of attention to Forbes. In January 2004, Forbes appointed Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation, as Chairman of Forbes' Medical & Scientific Advisory Board.

Dr. Topol brings a great deal of expertise to Forbes and the future development of the Company's FM-VP4 and FM-VPx Library of Compounds.

FM-VP4 completed its Phase I/II human clinical trial at the Academic Medical Centerin Amsterdam in January 2004. The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups. The trial provided Forbes with insight into design parameters for the US Phase II trial planned for next year.



Charles A. Butt, President and Chief Executive Officer

Forbes remains committed to the US Phase II clinical development of FM-VP4, which is expected toinclude an expanded number of participants, a longer trial duration and a more focused dosage range. In parallel with this initiative, the Company has identified other compounds for development based on pre-clinical research efforts. It is expected that a second compound related to cardiovascular health will soon be identified within Forbes' development pipeline.

The increasing revenues generated from the sale of the Company's cholesterol-lowering ingredients, Reducol™ and Phyto-S-Sterols, has helped fund the Company's pharmaceutical R&D. Demand for phytosterols increased significantly through 2003 with the Company's 50-50 joint venture, which remains the world's largest wood sterol manufacturer, being well positioned for further expansion. Based on this demand, Forbes announced in December 2003 an expansion of the plant's annual capacity from 1000 to 1500 metric tonnes.

While the Company is excited to see advancement in the development of the US phytosterol market, such as Minute Maid's recent national launch of a cholesterol-lowering orange juice utilizing plant sterols as the active ingredient, the European market remains much further advanced in sterol product sales. With its non-genetically modified (GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. The final stage of a three-step process for regulatory approval is anticipated in the near future. Forbes capital strategy has successfully increased the Company's cash reserves over the past year with over US$15.5 million in financing received between September 2003 and January 2004. Forbes' investment profile was raised to a higher echelon of healthcare investors through private placement investments from lead investors such as BioAsia Investments, LLC of Palo Alto, California and Great Point Partners, LLC of Greenwich, Connecticut.

Overall, I am pleased with the progress that we have made. We have achieved previously established milestones and continue to build a strong team in preparation for the challenges ahead. The Company is now supported by a growing, revenue-based business and is focused on advancing cardiovascular management.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support. I look forward to updating you on the future success of the Company's endeavors.

Charles A. Butt
President and CEO Forbes Medi-Tech, Inc.
April 16th, 2004

"Based on our accomplishments today, we look forward to tomorrow with a clear sense of direction and commitment to innovative pharmaceutical research and focused commercialization of our products. I am very proud of what our company is today and confident we have the management team and strategic plan in place to maximize value tomorrow."

Technology Platform

CONVERTING PLANT STEROLS INTO THERAPEUTIC PRODUCTS

Today we are developing naturally-derived pharmaceuticals and nutraceuticals for international markets. We have an active research and development product pipeline for each of our product segments.

Core Sterol Technology

Plant sterols, also known as phytosterols, are lipid-like compounds commonly found in varying concentrations within almost all plant material. During the last 10 years, Forbes has developed and refined its proprietary process technology to extract phytosterols from by-products of the forestry industry for use in pharmaceutical compounds, functional foods and dietary supplements.

Prescription Pharmaceuticals

FM-VP4: Targeting a $21 billion market opportunity, Forbes is developing FM-VP4, a prescription therapeutic, for the prevention and treatment of cardiovascular disease through the reduction of cholesterol. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in preclinical trials. The safety and effectiveness of this "cholesterol transport inhibitor" are currently being investigated in Phase II clinical trials.

FM-VPx Library of Compounds

The Company anticipates exploring cardiovascular and related indications of the FM-VPx Library including: cholesterol and triglyceride-lowering; increasing HDL (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

Nutraceutical – Reducol™

Forbes Medi-Tech, through its core technology, has proven its ability to create successful cholesterol-lowering products including both branded (Reducol™) and non-branded ingredients for use in functional food products and over-the-counter dietary supplements. The revenue from this profitable business has helped provide funding towards its pharmaceutical development program.

Dietary Supplements

Forbes has successfully commercialized Reducol™ as a clinically tested ingredient for the over-the-counter dietary supplement market. Current customers include Pharmavite for its leading dietary supplement, Nature Made - Cholest-Off™.

Functional Foods

Reducol™ has been clinically proven to significantly lower Low Density Lipoprotein (LDL) or "bad" cholesterol when consumed in different foods such as margarine, cooking oil, chocolate and dairy products.

FM VP4

Cardiovascular Disease (CVD) is the foremost cause of mortality and morbidity in the Western World. The World Health Organization estimates one-third of all global deaths (16.6 million) are attributable to CVD. The lipid-lowering prescription market represents a substantial component for the treatment of CVD. Datamonitor estimates that there are nearly 307 million people in the seven major markets with total cholesterol greater or equal to 200 mg/dL. In the US, of the 140 million people with dyslipidemia only 66 million have been diagnosed.

As a possible market entrant, Forbes is developing a cholesterol absorption inhibitor called FM-VP4. This drug is an amphipathic (water and lipid-soluble) analogue of phytostanols looking to be a market participant in the world's top selling medicinal category. The growth of lipid lowering pharmaceuticals has been fueled by the tremendous success of statins, with the leading compound, Lipitor expected to be the first "$10 billion pill" and Zocor estimated to peak at sales of over $6 billion. The evolution of this market has seen large drug manufacturers maneuver to protect their statin franchises from patent expirations and increasing competition. The development of statin combination pills is emerging as a key life-cycle management strategy for statin manufacturers, the market for which is estimated to grow to $4.7 billion over the next 5-7 years. (Datamonitor, Dec 2003)

The safety and effectiveness of Forbes' cholesterol absorption inhibitor has recently been investigated in a European Phase II human trial at the Academic Medical Center (AMC) in Amsterdam. The trial's primary efficacy endpoint of significantly lowering low-density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups. The trial provided Forbes with insight into design parameters for its US Phase II trial including; number of participants, trial duration, and dosage range. Forbes remains committed to the development of FM-VP4 and the US Phase II trial planned for next year under a FDA Investigational New Drug (IND) application.

To protect the Company's intellectual property surrounding its drug development pipeline, patent applications have been filed for the compounds, formulations, and indications of FM-VP4 and the FM-VPx library of compounds with both the US patent office and other international jurisdictions.

FM VPx

VPx Library of Compounds

Expanding the pharmaceutical development pipeline is an essential component of Forbes' growth objectives. The VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting the cardiovascular market. These compounds may have additional benefits including: triglyceride-lowering, increasing HDL (good cholesterol), anti-obesity, anti-diabetic, and anti-inflammatory indications. Through on-going pre-clinical research on the FM-VPx library, Forbes is ready to select a second drug candidate in the near future.



The Company is developing a novel cholesterol-lowering prescription pharmaceutical, FM-VP4, and a pipeline of innovative therapeutic agents to treat cardiovascular and related diseases.



REDUCOL™

According to the Nutrition Business Journal (NBJ), the 2002 US functional food market represented US$20.6 billion and dietary supplements accounted for US$18.5 billion.

To profit from the cardiovascular niche within each market opportunity, Forbes, through its core technology, has proven its ability to successfully create and commercialize cholesterol-lowering products including both branded (Reducol™) and non-branded ingredients for use in functional food products and dietary supplements.

To support these commercialization efforts, Phyto-Source LP, a 50/50 Joint Venture of Forbes and Chusei (U.S.A.) Inc., located in Houston, Texas produces the phytosterol based ingredients. The Phyto-Source facility is currently the world's largest wood sterol manufacturing plant capable of producing 1,000 metric tonnes annually to Good Manufacturing Practice (GMP) standards. In December 2003, Forbes Medi-Tech announced the expansion of its joint venture's manufacturing facility to increase production capacity by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products.

While US markets have been a significant source of product sales, the European market place represents a substantial opportunity. With its non-genetically modified (non-GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. The final stage of a three-step process for regulatory approval in Europe is anticipated in the near future.

Forbes has successfully commercialized its cholesterol-lowering ingredients, including Reducol™, for use in dietary supplements and functional foods.

DIETARY SUPPLEMENTS

One of the largest categories within nutritional and self-care markets is dietary supplements. Forbes has incorporated Reducol™ into a nationally distributed dietary supplement currently available in the US. Pharmavite LLC of Northridge, California has incorporated Reducol™ into one of its leading dietary supplements, Nature Made® Cholest-Off™ which is sold through mass market channels including food, drug and mass merchandising stores.

Forbes has recently extended its contractual agreement with Pharmavite for the continued sale of Reducol™ and the further development of future products. To support the continued growth of its products, Pharmavite has continued its expansive media campaign to advertise its full suite of dietary supplements, including Nature Made Cholest-Off™.

Forbes is currently evaluating several nutraceutical compounds as possible entries into the dietary supplement category. With the right partner and resources, licensing opportunities such as Forbes' patent-pending "omega-3 fatty acid plus Reducol™" supplement may be realized. Additionally, the Company is working on a library of innovative nutraceutical compounds to expand its product portfolio.



Forbes has successfully commercialized its cholesterol-lowering ingredients, including Reducol™, for use in dietary supplements.

FUNCTIONAL FOODS

A dramatic shift has taken place in consumer attitudes toward food. An increasingly active population and the pursuit of healthier lifestyles have given rise to a new category of food products referred to as "functional foods". Functional foods can be defined as conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the risk of chronic disease. Common examples include orange juice fortified with calcium or eggs fortified with Omega-3 fatty acids.

To meet this growing demand, Forbes has developed Reducol™, a proprietary functional food ingredient derived from plant sterols that has been clinically proven to significantly lower Low-Density Lipoprotein (LDL) or "bad" cholesterol when consumed in different foods. Forbes has initially incorporated Reducol™ into such food matrices as milk based drinks, yogurt, cheese, chocolate and dairy based spreads.

Forbes has been developing Vivola™, an "all-purpose" cooking oil that has been clinically proven to reduce LDL-Cholesterol and increase energy expenditure, hence promoting weight loss or maintenance of a proper body weight in adults. The results of this study were presented at the American Heart Association's (AHA) Scientific Sessions 2002 conference in Chicago, IL. The Company is currently exploring licensing opportunities for the designer oil.







Based on our accomplishments today, we look forward to tomorrow with a clear strategic direction and commitment to innovative pharmaceutical research and focused commercialization of our products.

Board of Directors



Tazdin Esmail, B.Sc. Chairman and Director

Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., a Vancouver-based biotechnology company. Prior to QLT, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.



Charles A. Butt, B.Comm. President and Chief Executive Officer

Charles Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).



Percy Skuy, Dipl. Pharm. Director

Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.



Nitin Kaushal, BSc., CA Director

Since 2001, Mr. Kaushal has been the President and Managing Director of Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario. He is also a current member of the Board of Directors of Victhom Human Bionics, Veracel Inc. and a member of the Canadian Institute of Chartered Accountants. Prior to this, Mr. Kaushal was a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also the Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.



Joe Dunne, Ph.D Director

Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999. Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.



Don Buxton Director

Mr. Donald Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.



Lily C. Yang, Ph.D Director

Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group. Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups. She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Senior Management Team



Charles A. Butt, B.Comm.
President and Chief Executive Officer

Charles Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for *Lederle Laboratories (Canada)*, where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).



Patricia E. Pracher, CMA.
Acting CFO

Ms. Pracher is a Certified Management Accountant with the Society of Management Accountants of British Columbia and holds a business degree from York University in Toronto, Ontario. Ms. Pracher's experience includes ten years at a controllership level in various industries including precious metals mining, agriculture, retail sales and international marketing for operations in Canada and the United States.



Laura Wessman, MBA.
Senior Vice President, Corporate Development

Ms. Wessman has been the Senior Vice President, Corporate Development of the Company since January 2004. Previously, Ms. Wessman was the Vice President, Business Development from October 2002 to January 2004, and Marketing Manager from December 2000 to October 2002. Ms. Wessman joined Forbes Medi-Tech in December 2000 and has been involved in both the nutraceutical and pharmaceutical divisions of the Company, including captaining the upscaling and commercial profiling of its pharmaceutical steroidal technology. Ms. Wessman is responsible for chartering the Company's growth through in-house development as well as licensing and acquisitions; she is also responsible for managing the Company's manufacturing activities at the Phyto-Source Joint Venture in Houston Texas. Prior to joining Forbes, Ms. Wessman held positions of increasing responsibility at North Aegean Petroleum and Cominco in the areas of process engineering and project management. Ms Wessman holds undergraduate degrees in Chemical Engineering and Bio-Chemistry from the University of British Columbia and an MBA from Simon Fraser University, Vancouver, BC.



Carol Jacqueline Lane, EMT, Ph.D.
VP Pharmaceutical Development

Previously with Johnson and Johnson (Janssen Pharmaceutical), Dr. Lane was responsible for global clinical trials in Risperidone ™ in Belgium working in over 50 countries directing phase I-IV research. More recently she directed Clinical Planning at Cardiome and managed Operations at Xenon Genetics. Dr. Lane completed degrees in Psychiatry at McGill University and a PhD in Clinical Neuroscience at the University of British Columbia. A specialist in clinical pharmaceutical drug development using functional brain imaging such as MRI/fMRI and PET as well as pharmacogenomics techniques, Dr. Lane and has worked in Psychiatry, Acute Care and Emergency medicine departments in North America. She has lectured in the department of Psychiatry at UBC to Medical residents and authored numerous academic publications. In addition she is a skilled paramedical specialist with a solid background in clinical patient care. Dr. Lane began her career as a preclinical scientist and therefore provides Forbes with a continuum of both scientific and medical expertise.



David Stewart, Ph.D.
Vice President, Regulatory Affairs

Dr. Stewart has over 25 years experience in pharmaceutical research within the pharmaceutical and biotechnology industries specializing in regulatory affairs, drug approvals, quality assurance and laboratory management. Previously, Dr. Stewart was in Regulatory Affairs at Toronto-based Biovail Corporation International. Dr. Stewart has also held positions as Assistant Professor at the University of Toronto in the Department of Pharmacology, Faculty of Medicine, and Regulatory Affairs Associate for QLT Phototherapeutics Inc., in Vancouver, BC. Dr. Stewart has published 41 scientific papers in the areas of cell membrane biochemistry, addiction research and drug metabolism.



Jeffrey J.E. Motley, B. Sc.
Vice President, Commercial Operations

Mr. Motley brings to the Company over 20 years of experience in pharmaceutical sales, marketing and business management. Prior to joining Forbes, Mr. Motley was the Director of Marketing for the Nutritional Division at Wyeth-Ayerst Canada, a division of American Home Products. Mr. Motley has also held various senior management positions at Lederle Pharmaceuticals (A division of American Cyanamid) including National Sales Manager, Product Manager, and District Sales Manager.



Jerzy Zawistowski, Ph.D.
Vice President, Functional Foods & Nutraceuticals

Dr. Zawistowski has provided management, consulting and research expertise in food and agricultural sciences to both the public and private sectors for over 20 years. He is currently an Adjunct Associate Professor with the University of British Columbia Department of Food, Nutrition and Health and the University of Manitoba Food Science Department where he received his Ph.D. Dr. Zawistowski has published over 40 scientific papers and presented over 100 papers and invited lectures at national and international conferences in the areas of food science and development. He served as past Chairman of the British Columbia Functional Foods and Nutraceuticals Network and currently serves on the Board of Directors. Dr. Zawistowski is responsible for the formulation and development of Reducol™ and other functional food ingredients into a wide variety of food products and beverages.

Our seasoned management team combines intensive pharmaceutical, medical and biomedical knowledge with real world business experience. We strengthen our position by progressively bringing on skilled and capable people with proven track records in areas of business development, finance and marketing. Overall, this ensures Forbes continues to meet its strategic goal of bringing our products from research and development through to revenue generating commercial operations - both today, and tomorrow.

Year ended December 31, 2003
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases. The Company's scientific platform is based on core sterol technology. Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals

Forbes' pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe (see "Subsequent Events" below). FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies. Pharmaceuticals in this new class of cholesterol absorption inhibitors, which includes Zetia® produced by Merck / Schering-Plough, display a mechanism of action that differs from that of statins, cholesterol lowering prescription drugs widely available on the market today, and may display a safer profile than statins. An adjunct therapy such as a cholesterol absorption inhibitor and statin combination may be seen as an active life-management strategy for both generic and branded statin manufacturers.

With FM-VP4, the Company is targeting a US$23 billion anti-dyslipidemics market. This market is expected to grow at a compounded annual growth rate of 8%, reaching over US$41 billion by 2011 (Datamonitor, December 2003), despite increasing availability of generic statins. Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins. The market for cholesterol-lowering combination therapies is expected to grow to US$4.7 billion by 2011. FM-VP4 could be of strategic importance within this combination market.

In addition to FM-VP4, Forbes has begun to explore indications from its FM-VPx library of compounds, including cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory. The near-term goal with respect to exploration efforts in this area is to identify which compounds merit further research and development.

Functional Foods and Dietary Supplements

Forbes' nutraceutical products currently being marketed are Reducol™ and Phyto-S-Sterols. These products are plant sterol-based, cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process. They are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership ("Phyto-Source"), a 50-50 manufacturing joint venture between the Company, through its wholly-owned subsidiary Forbes Medi-Tech (USA) Inc. ("Forbes USA"), and Chusei (USA) Inc. ("Chusei"). Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, which currently has an annual capacity of 1,000 tonnes. In 2003, the Company announced that the Phyto-Source plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei. The increased plant capacity is scheduled to be reached in late 2004.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for the account of the Company, with sales to third parties made solely by the Company. In 2004, the joint venture partners informally agreed that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with the Company acting as the primary sales agent for the Phyto-S-Sterols.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol™ in food products and dietary supplements under the Dietary Supplement Health Education Act ("DSHEA") regulations in the U.S. In early 2003, the U.S. Food and Drug Administration ("FDA") issued a letter to Forbes which allows Forbes and its customers to apply the phytosterol heart-health claim approved by the FDA to Forbes' range of phytosterol products, including Reducol™. The Company is currently selling Reducol™ primarily to customers in the United States, mainly for dietary supplements but also as a food ingredient, and is also pursuing relevant approvals for sales of its nutraceutical products in other international markets. Phyto-Source is currently selling Phyto-S-Sterols to a number of customers in the U.S. and internationally.

Forbes' nutraceutical research and development activities include the development of a softgel capsule containing phytosterols alone, or a combination of phytosterols with omega-3 fatty acids, and a cholesterol-lowering cooking oil containing Reducol™ named "Vivola™", (previously referred to as "designer oil"). In the food area, phytosterols historically have been incorporated mainly into high fat foods such as spreads and dressings. Forbes is continuing its research work to incorporate phytosterols into a wide variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

The Company's consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC ("PhytoVenture") and Phyto-Source LP ("Phyto-Source"). The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method. Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

2003 HIGHLIGHTS

Clinical Studies

In January 2003, the results of the 2002 Phase I safety study of its cholesterol-lowering pharmaceutical, FM-VP4 were released. The results have clearly established the safety and tolerability of FM-VP4 over the dose ranges studied. Subjects were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg. Even at the highest dosage level of 2000 mg, no serious adverse events were reported emphasizing the excellent safety profile of the drug.

Also in January 2003, Forbes commenced the Phase II clinical trial of FM-VP4. The Phase II study to determine the drug's efficacy was conducted at the Academic Medical Center in Amsterdam. The Phase II clinical trial consisted of five groups of 20 hypercholesterolemic volunteers, with one group receiving placebo and the remaining groups receiving escalating doses of FM-VP4. The volunteers were enrolled in block sizes of 25, with 20 receiving FM-VP4 and 5 receiving placebo, on a randomized basis. Each block was treated daily for 28 days. Dosing was completed in February of 2004. The preliminary trial results reported in early April 2004 (see News Release dated April 5, 2004) showed an overall reduction in low-density lipoprotein ("LDL"), as compared with placebo, of 11%. Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level. In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups. Forbes intends to proceed with a Phase IIa Study in the United States involving an expanded number of participants, a longer trial duration and more focused dosage range.

Private Placement Financing

Forbes successfully completed two private placement financings for a total of US$15.56 million (Cdn$20.3 million). These funds will primarily be used to fund additional research and development and for working capital.

In September 2003, Forbes completed a private placement of units raising US$4.81 million (Cdn$6.6 million), resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached. Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder. The Company also issued 254,458 broker's warrants, which have the same terms as the warrants issued to the investors. The second private placement financing was completed in January 2004 (see "Subsequent Events" below). Forbes granted resale registration rights in connection with each of these financings and registered these securities for resale on Form F-3 Registration Statements filed with the Securities and Exchange Commission in the United States.

Debt Repayment

In August 2003, Phyto-Source LP ("Phyto-Source"), the Company's 50-50 manufacturing joint venture with Chusei (USA) Inc. repaid Forbes US$3.0 million of a US$4.0 million loan made by Forbes to the joint venture in 2001 (see "Liquidity and Capital Resources", below). The repayment was made with the proceeds from a bank financing guaranteed by Forbes USA and Chusei.

In 2003, Forbes paid all remaining royalties on sales between June 2002 and December 2003 totaling US$2.0 million (Cdn$3.1 million) owed to Novartis in connection with the Company's acquisition of rights to Reducol™ (see "Results of Operations", below).

In December 2003, Forbes paid off a Cdn$1.0 million convertible debenture to Canadian Forest Products relating to the Company's acquisition of phytosterol technology in 2001. The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1.0 million in the form of a convertible debenture, due December 31, 2003, convertible into the Company's common shares at $6.18 per share. This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.

Divestiture of Technology

In April 2003, Forbes sold its pharmaceutical fine chemicals technology which focused on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for gross proceeds of US$1.9 million (Cdn$2.6 million). During 2003, the Company received a total of US$0.95 million with the balance of US$0.95 million due in December 2003. The final US$0.95 million payment was received in early January 2004.

In late 2002, Forbes re-focused its business on core sterol technology and the decision was made to discontinue research and development of pre-cursor steroid compounds.

Nasdaq National Market Listing

In August 2003, Forbes' securities were relisted on the Nasdaq National Market from the Nasdaq SmallCap Market after Forbes satisfied the Nasdaq National Market eligibility requirements.

Laboratory Facilities Sub-lease

In October 2003, Forbes entered into a series of agreements with Cavendish Analytical Laboratory Limited ("Cavendish") of Vancouver, British Columbia, for the lease from Forbes by Cavendish of certain equipment and the sublease by Cavendish of most of the Company's laboratory facilities at UBC and to conduct certain research activities for Forbes. Cavendish also purchased certain laboratory equipment from Forbes (see "Research and development", below).

SUBSEQUENT EVENTS

2004 Private Placement Financing

In January 2004, Forbes completed a private placement of units to raise US$10.75 million (Cdn$13.7 million), resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached. Each Series A Convertible Preferred Share is convertible at the option of the holder, and under certain circumstances, at the option of the Company, for no additional consideration into one common share. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder. The Company also issued 146,250 broker's warrants, which have the same terms as the warrants issued to the investors. In connection with this private placement, warrants to acquire 254,458 common shares were also issued to affiliates of a U.S. registered broker as an advisory fee.

Advisory Boards and Cardiovascular Health Expertise

In January 2004, Forbes appointed Dr. Eric Topol from the Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board ("MSAB") and Scientific Consultant for its pharmaceutical development program. Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich, formerly Chairman of the MSAB, will continue as a member of the MSAB. Dr. Topol's extensive background in cardiovascular research is expected to be a tremendous asset in the clinical development program for FM-VP4. Dr. Topol's initial responsibility will be to provide direction for Forbes' clinical development plans, selection of sites and the design of clinical studies for U.S. FDA clinical trials for FM-VP4.

In addition, in February 2004, the Company added four leaders in Cardiovascular and Metabolic Syndrome research to its MSAB. The new members are Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D. For details about the MSAB members' background and accomplishments, please see the Company's news release dated February 19, 2004 or view the Company's website at www.forbesmedi.com, under "Corporate Information".

Stock Options

In January 2004, as part of Dr. Topol's appointment to the Company's MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company's pharmaceutical R&D platform relating to cardiovascular health, options to purchase up to 1,000,000 common shares have been granted subject to regulatory and shareholder approval, to Dr. Topol. Such options will vest as follows: upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000. All options have an exercise price of Cdn$3.69.

RESULTS OF OPERATIONS

In 2001, the Company changed its fiscal year-end from July 31 to December 31. The financial year comparisons for the years ended December 31, 2003, December 31, 2002 and July 31, 2001 accordingly include the five-month fiscal period ended December 31, 2001.

Summary:

(millions of dollars except per share values)

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001*	Year ended July 31 2001
Revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9
Expenses	(17.6)	(17.0)	(9.0)	(24.9)
Other income (expenses)	2.2	4.9	(1.3)	(2.7)
Net loss	$ (1.1)	$ (4.1)	$ (6.4)	$ (19.7)
Net loss per common share	$ (0.04)	$ (0.19)	$ (0.30)	$ (0.93)

* on December 31, 2001, the Company changed its fiscal year end from July 31 to December 31.

Fiscal 2003 compared to Fiscal 2002

Included in other income (expenses) for 2003 is a gain of $2.2 million, after transaction costs, recorded on the sale of the Company's AD/ADD technology for total proceeds of $2.6 million (US$1.9 million).

Included in other income (expenses) for 2002 is a net gain of $6.0 million resulting from Forbes signing an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, which had previously been licensed by Forbes to Novartis. Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (Cdn$3.8 million). As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million resulting in the net gain of $6.0 million. Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million (Cdn$3.1 million) was paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. Offsetting the net gain of $6.0 million recorded on the settlement to acquire the rights to Reducol™, was an amount of $1.1 million representing the write-down of laboratory assets relating *to the Company's laboratory facilities at the University of British Columbia* ("UBC"). *The facility was subleased in 2003* (see "Research and development", below)

During 2003 the Company recorded a net loss of $1.1 million ($0.04 per common share). These results compare with a net loss of $4.1 million ($0.19 per common shares) for the year 2002. This improvement in 2003 resulted from increased revenues from commercial sales of the Company's phytosterol products, a one-time gain from the divestiture of its fine chemicals technology, and the streamlining of its research and development to focus on core sterol technology.

Stock based compensation expense of $0.4 million contributed to the net loss for the year ended December 31, 2003 (2002 - $0.02 million).

A foreign exchange loss of $0.4 million (2002 - $0.09 million) also contributed to the net loss for 2003 as a result of the appreciation of the Canadian dollar relative to the US dollar during 2003.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2003, the Company's accumulated deficit was $56.4 million (2002 - $55.4 million).

Fiscal 2002 compared to the five-month fiscal period ended December 31, 2001 and Fiscal July 2001

In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.

In the five-month fiscal period ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the Amqui facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million. Upon closing, Forbes received proceeds of $0.4 million. The balance of $1.2 million remains payable in installments of $0.35 million plus interest paid in May 9, 2003, and a further $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

During 2002, the Company recorded a net loss of $4.1 million ($0.19 per common shares) compared with a net loss of $6.4 million ($0.30 per common share) for the five-month fiscal period ended December 31, 2001 and a net loss $19.7 million ($0.93 per common share) for the fiscal year ended July 31, 2001.

Stock based compensation expense of $0.02 million contributed to the net loss for the year ended December 31, 2002 (5-month fiscal period ended December 31, 2001 and fiscal year ended July 31, 2001 - Nil).

At December 31, 2002 the Company's accumulated deficit was $55.4 million (5-month fiscal period ended December 31, 2001 - $51.3 million; fiscal year ended December 31, 2001 - $44.8 million).

REVENUES

Summary: (millions of dollars except per share values)

		Year ended Dec 31 2003		Year ended Dec 31 2002		Five mos ended Dec 31 2001		Year ended July 31 2001
Phytosterol sales	$	13.9	$	6.9	$	2.8	$	3.7
Licensing		0.2		0.9		0.9		2.1
Phytosterol revenues	$	14.1	$	7.8	$	3.7	$	5.8
Interest and other		0.2		0.2		0.2		2.1
Total revenues	$	14.3	$	8.0	$	3.9	$	7.9

Fiscal 2003 compared to Fiscal 2002

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2003 totaled $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies. Phytosterol revenues for the year ended December 31, 2003 totaled $14.1 million compared with $7.8 million for the year ended December 31, 2002.

Phytosterol sales for fiscal 2003 were $13.9 million compared with $6.9 million for fiscal 2002. In the year ended December 31, 2003, the bulk of the Company's revenues was earned from sales to two main customers. The significant increase in sales for the year ended December 31, 2003 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture under a major supply agreement secured in September of 2002 (see Company news releases dated September 19, 2002 and January 15, 2003). Shipments under this two-year agreement commenced in January of 2003. The agreement, when completed in late 2004, is expected to generate a total of US$40 million in sales to Phyto-Source, the 50% joint venture portion of which is incorporated in the Company's consolidated financial statements.

In 2003, the Company extended its supply and licensing contract for up to three years with Pharmavite for the continued sale of Reducol™. An amount of US$0.3 (Cdn$0.45) million advanced as an upfront licensing fee is being amortized over the life of the agreement. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite's exclusive rights to the mass-market distribution channel in the United States.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2002 compared to the five-month fiscal period ended December 31, 2001 and Fiscal July 2001

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2002 totaled $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Phytosterol revenues for the year ended December 31, 2002 totaled $7.8 million compared with $3.7 million for the five-month fiscal period ended December 31, 2001, and $5.8 million for the fiscal year ended July 31, 2001. Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies.

Phytosterol sales for fiscal 2002 were $6.9 million compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for fiscal, 2001. In 2002, the bulk of the Company's revenues was earned from sales to two main customers. The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol™ product (consumer branded as

Reducol™) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success™) and Pharmavite (Nature Made's Cholest-Off™) in the latter part of 2001. The Company's license agreement with Twin Laboratories was terminated in early December, 2003 as a result of Twin Laboratories having failed to meet certain requirements of the license.

OPERATING EXPENSES

Summary: (millions of dollars except per share values)

		Year ended Dec 31 2003		Year ended Dec 31 2002		Five mos ended Dec 31 2001		Year ended July 31 2001
Cost of sales, marketing and development	$	8.2	$	7.2	$	3.9	$	9.7
Research and development		2.1		3.2		2.1		7.1
General and administrative		5.3		4.3		2.1		7.0
Depreciation/amortization		2.0		2.3		0.9		1.1
Total operating expenses	$	17.6	$	17.0	$	9.0	$	24.9

Fiscal 2003 compared to Fiscal 2002

Cost of sales, marketing and product development ("Cost of Sales") Cost of Sales for the year ended December 31, 2003 totaled $8.2 million compared with $7.2 million for the year ended December 31, 2002.

2003 represented the first year in which Phyto-Source, the Company's joint venture manufacturing facility in Texas operated near full-capacity in the production of phytosterol products for commercial sale. Economies of scale, production improvements and gross margins achieved in 2003 were in line with Management's expectations. Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs. Also included in fiscal 2002 was an amount of approximately $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see "Divestiture of Technology" under 2003 Highlights, above).

Research and development The Company's net research and development ("R&D") expenses for the year ended December 31, 2003, totaled $2.1 million compared with $3.2 million for the year ended December 31, 2002.

The reduction in R&D expenditures in fiscal 2003 and 2002 over 2001 is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. Non-core research, not directly related to the Company's new and more focused R&D project pipeline, was suspended as the Company successfully continued cost-saving directives implemented in mid 2002. A major part of R&D expenditures in 2003 was in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4. Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.

R&D expenditures are expected to increase significantly in 2004 as core research projects are progressed, clinical work on FM-VP4 continues, and the Company's project pipelines are further explored.

The Company's closing of its laboratory at UBC in 2002 and subsequent sub-lease in 2003 of the laboratory facilities (see "Laboratory facilities sublease" under "2003 Highlights", above) also contributed to a reduction in R&D expenditures in 2003 and 2002. Research, which had been conducted at the facility is being outsourced to third-party laboratories. Some of the Company's continuing research work is being performed by the laboratory space sub-lessee, Cavendish. A research agreement signed in July 2003 by Forbes and Cavendish spans a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement. Cavendish is paying Forbes approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of the total 10,000 square feet of laboratory facilities on the UBC campus. At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative General and administrative expenditures ("G&A") for fiscal year 2003 totaled $5.3 million, compared with $4.3 million in fiscal year 2002. In 2003, G&A increased by 23% over 2002. By type of costs incurred, G&A for 2003 consists of professional services - $1.3 million (2002 - $1.3 million), salaries and benefits - $1.1 million (2002 - $0.7 million); travel - $0.2 million (2002 - $0.2 million); occupancy costs - $0.4 million (2002 - $0.4 million); and operations - $2.3 million (2002 – $1.7 million). The increase in wages is primarily as a result of the addition of staff in 2003, and the re-payment in 2003 of deferred wages from 2002, net of a reduction in 2002 of tenure allowance liability of approximately $0.2 million. An additional component of G&A is an amount for non-employee stock-based compensation expense recorded in 2003 of $0.4 million (2002 - $0.02 million). Operations increased due to increased insurance premiums for 2003 and increased administrative expenditures resulting from increased business activity in 2003. G&A expenses are expected to increase in 2004 resulting from increased staffing levels, expanded investor relations and business development programs and an expansion of head office space.

Depreciation and amortization ("Amortization") Amortization expense relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. The decrease in amortization relates mainly to the divestiture of a majority of the Company's laboratory equipment at UBC (see "Research and development", above). For the year ended December 31, 2003 Amortization totaled $2.0 million compared with $2.3 million for the year ended December 31, 2002. For the year ended December 31, 2003, of the total $2.0 million (2002 - $2.3 million) of Amortization, $0.8 million (2002 - $1.0 million) pertains to depreciation of assets and $1.2 million (2002 – $1.3 million) pertains to amortization of the Company's technology licenses. The Company's technology is being amortized over ten years.

Fiscal 2002 compared to the fiscal five-month period ended December 31, 2001 and Fiscal July 2001

Cost of sales, marketing and product development ("Cost of Sales") Cost of Sales for the year ended December 31, 2002 totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.

Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs. Also included in fiscal 2002 was an amount of approximately $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see "Divestiture of Technology" under 2003 Highlights, above). In the five-month fiscal period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the Cost of Sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and development The Company's net R&D expenses for the year ended December 31, 2002, totaled $3.2 million compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.

R&D expenditures for the fiscal year ended July 31, 2001 and the five-month fiscal period ended December 31, 2001 included the operating costs of the Company's laboratory facilities at UBC. Since mid-2002, non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been suspended reducing overall R&D expenditures.

In December of 2002 the Company wrote down a net book balance of $1.1 million in laboratory assets including an amount of $0.7 million for leasehold improvements. Also in 2002, laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services. $0.16 million of the payment in kind was utilized for research work and expensed in 2003.

General and administrative G&A expenses for fiscal year 2002 totaled $4.3 million compared with $2.1 million for the five-month fiscal period ended December 2001 and $7.0 million in fiscal year ended July 31, 2001. In 2002 G&A showed an overall reduction from the five-month fiscal period ended December 31, 2001 and fiscal 2001 primarily attributable to downsized operations including the reduction in staff levels, resulting in lower personnel costs and related expenses. By type of costs incurred, G&A for 2002 consists of professional services - $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.6 million), salaries and benefits - $0.7 million (5-month fiscal period ended December 31, 2001 - $0.8 million; fiscal year ended December 31, 2001 - $2.9 million); travel - $0.2 million (5-month fiscal period ended December 31, 2001 - $0.1 million; fiscal year ended December 31, 2001 - $0.3 million); occupancy costs - $0.4 million (5-month fiscal period ended December 31, 2001 - $0.2 million; fiscal year ended December 31, 2001 - $0.7 million); and operations - $1.7 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.5 million). In 2002, cost cutting measures were implemented and some wages were deferred and repaid in 2003. Wages in 2002 included a net reduction of tenure allowance liability of approximately $0.2 million. An additional component of G&A is an amount for stock based compensation expense recorded in 2002 of $0.02 million (5-month fiscal period ended December 31, 2001 and fiscal year ended December 31, 2001 - Nil).

Depreciation and amortization ("Amortization") Amortization expense for 2002 relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. For the five months ended December 31, 2001 Amortization relates mainly to the depreciation of laboratory equipment and leasehold improvements for the laboratory space at UBC. In Fiscal 2001, Amortization relates largely to the depreciation of assets at the Company's Amqui pilot plant facility. For the year ended December 31, Amortization totaled $2.3 million compared with $0.9 for the five-month period ended December 31, 2001 and $1.1 for the year ended July 31, 2001. For the year ended December 31, 2002 of the total $2.3 million (5-month fiscal period ended December 31, 2001 - $0.9 million; fiscal year ended December 31, 2001 - $1.1 million) of Amortization, $1.0 million (5-month fiscal period ended December 31, 2001 - $0.4 million; fiscal year ended December 31, 2001 - $0.01 million) pertains to depreciation of assets and $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.1 million) to amortization of the Company's technology licenses. The Company's technology is being amortized over ten years.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts)

(unaudited)

				2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$ 3.4	$ 3.5	$ 3.4	**$ 4.0**	$ 2.4	$ 2.7	$ 1.3	**$ 1.6**
Net income (loss)	$ 0.1	$ 2.1	$ (1.4)	**$ (1.9)**	$ (2.1)	$ 3.0	$ (1.9)	**$ (3.1)**
Net income (loss) per share	$ 0.01	$ 0.09	$ (0.06)	**$ (0.08)**	$ (0.10)	$ 0.14	$ (0.09)	**$ (0.14)**

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings, sales revenues (2003 and 2002) and, to a lesser extent, license revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2003 totaled $5.8 million, compared with $0.4 million as at December 31, 2002. The Company had working capital of $6.7 million at December 31, 2003 (2002 – working capital deficit $3.5 million). The increase in cash and working capital in 2003 was mainly due to increased sales revenues, the proceeds of a US$4.8 million financing and the partial US$3.0 million repayment of a joint venture loan.

Cash used in operating activities was $4.7 million in fiscal 2003, compared to $3.8 million in fiscal 2002, $6.2 million in the five-month fiscal period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001. The main increase in cash used for 2003 resulted from the decrease in current payables including the payment of royalties to Novartis in 2003 (see Note 11 (a) to Consolidated Financial Statements). The decreases in cash used from the year ended July 31, 2001 to the year ended December 31, 2002 primarily reflect the decrease in Forbes' net loss for each year. Net changes in non-cash working capital items used cash of $3.8 million in 2003 compared with $3.9 million of cash provided in the year 2002, a use of cash of $1.0 million in the five-month fiscal period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001. The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Investing activities in 2003 provided cash of $1.9 million compared with net cash of $1.4 million used in 2002, $4.1 million of cash provided in the five-month period ended December 31, 2001, and $21.8 million of cash provided for the year ended July 31, 2001. Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and proceeds from the divestiture of the AD/ADD technology. This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas.

In August 2003, Phyto-Source LP, the Company's 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001. The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%. Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source. Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. ("Forbes USA"), the Company's U.S. subsidiary and Chusei USA. Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.

In fiscal 2003, financing activities provided $6.9 million of cash. This increase was the result of a private placement financing completed in September of 2003 in the amount of US$4.8 million and Phyto-Source securing a US$3.0 million loan with a major US financial institution. In fiscal 2002, net cash of $1.1 million was provided by two private placements. On January 24, 2003, 1.575 million special warrants issued in September of 2002 were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant. Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable. Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001. Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source towards completion and operation of the manufacturing facility. With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

In 2003, the Company also had commitments under various research and development contracts for up to $1.7 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

CONTRACTUAL OBLIGATIONS

The following table sets out the Company's known contractual obligations as specified in the table as of December 31, 2003, the Company's latest fiscal year-end balance sheet.

Contractual obligations (as at December 31, 2003) (millions of Cdn$)

	Payments due by period				
	Total	Less than 1 year	1-3 yrs	3-5 yrs	More than 5 years
Operating lease obligations (i)	$ 1.6	$ 0.7	$ 0.9	-	-
Research and development contracts (ii)	$ 1.7	$ 1.3	$ 0.3	$ 0.1	-
Total	$ 3.3	$ 2.0	$ 1.2	$ 0.1	-

(i) Operating leases comprise the Company's long-term leases of rental properties, photocopiers, and postage meter; also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars; Included in operating leases is the Company's lease commitment relating to the laboratory space at UBC which lease expires in August of 2005. The premises were sub-leased in 2003 for the duration of the full lease term.

(ii) Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company's revenue stream, is expected to be sufficient to cover the Company's pharmaceutical development program in the short term. In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. See, however, "Forward Looking Statements and Risk Factors That May Affect Future Results" below.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Forbes' consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 18 to the consolidated financial statements for the year ended December 31, 2003.

In preparing the Company's consolidated financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based on the information available to the Company at the time that these estimates and assumptions are made. Actual results could differ from the Company's estimates. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies. The significant accounting policies which the Company believes are the most critical to assist in fully understanding and evaluating its reported financial results follow. Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company's significant accounting policies.

Research and Development All research costs are expensed as incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

Revenue recognition The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation The Company has a stock-based compensation plan, which is described in note 10(e) of the consolidated financial statements. Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees as the exercise of stock options is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method.

The Company accounts for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, Impairment of Long-Lived Assets. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies. The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9 of the consolidated financial statements.

FORWARD LOOKING STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, research and development, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "expected", "expects," "promising", "anticipates," "believes," "intends," "estimates," "projecting", "projects", "planned", "plans", "goal", "scheduled", "pursuing" and similar expressions or variations thereon, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

• **Need for Additional Funds** As at December 31, 2003, the Company has a cumulative deficit of $56.4 million. The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company's revenue stream, is expected to be sufficient to cover the Company's pharmaceutical development program in the short term. In the longer term, the Company will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should the Company be unable obtain additional funding, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on the Company's cash flow and operations and its ability to continue its operations. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing. Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company's interest in the project or property subject thereto.

• **Dependence Upon a Few Customers and Products** Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations. The supply agreement with the Company's largest customer is currently scheduled to terminate at the end of 2004, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company's sales and revenues.

• **Development and Commercialization of Pharmaceutical and Nutraceutical Products** To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still *relatively new on the market.* The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

- ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials
- inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell the Company's products
- costs or other factors which may make manufacturing or marketing of products impractical and non-competitive
- unacceptability of the products in the market place
- inability to protect the Company's intellectual property rights necessary for the research and development, manufacture and sale of the Company's products
- the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company
- the risk of obsolescence of the Company's technology
- insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms
- clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

• **Competition** The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses. The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

• **Risks Related to Joint Ventures and Strategic Relationships** *The Company is dependent upon joint ventures and strategic* relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

• **Future Revenues and Profitability are Uncertain** The Company's future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

• **Currency Fluctuation** The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations. At present, the Company does not have any plans to hedge against any currency risk.

• **The Company has a History of Losses** For the fiscal year ended December 31, 2003, the Company reported a net loss of $1.1 million and an accumulated deficit of $56.4 million. The Company anticipates that it will continue to incur significant losses during fiscal 2004 and that it will not reach profitability until after further successful and profitable commercialization of its products. Even then, the initial losses incurred by the Company may never be recovered. There can be no assurance that any of the Company's recently *launched products or products currently under development will be commercially successful.*

• **Need for Growth** The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

• **Dependence upon Key Personnel** The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

• **Product Liability, Negative Publicity and Insurance** The Company is exposed to the risk of product liability claims for the use of its products. The Company's insurance policy *may not cover any potential claim or if coverage is available, may not provide sufficient* coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

• **Political and Economic Risks** The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

• **Environmental Risks** The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

• **Inflation** The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F. *Forward-looking statements are based on beliefs, opinions and expectations of the Company's management* at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

FORBES MEDI-TECH INC.
AUDITORS' REPORT TO THE SHAREHOLDERS

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 31, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 31, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 31, 2004

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)
Years ended December 31, 2003 and 2002

	December 31 2003	December 31 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 4,512	$ 413
Short-term investments	1,285	-
Accounts receivable (note 3)	3,314	4,190
Inventories (note 4)	508	952
Prepaid expenses and deposits	326	537
	9,945	6,092
Property, plant and equipment (note 5)	11,897	11,932
Intangible and other assets (note 7)	6,592	9,393
	$ 28,434	$ 27,417
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 8)	$ 2,333	$ 4,740
Deferred revenues and royalties payable (note 11(a))	151	3,155
Current portion of long-term debt	796	1,691
	3,280	9,586
Long-term liabilities:		
Long-term debt (note 9)	1,074	217
Deferred revenues (note 11(a))	151	-
Tenure allowance (note 11(d))	728	614
	5,233	10,417

	December 31 2003	December 31 2002
Shareholders' equity:		
Share capital (note 10)	$ 79,251	$ 71,472
Special warrants, net of issue costs of $88 (note 10(d))	-	887
Contributed surplus	389	20
Deficit	(56,439)	(55,379)
	23,201	17,000
	$ 28,434	$ 27,417

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 17)
Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Percy Skuy
Director

Donald Buxton
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Revenue:				
Sales	$ 13,909	$ 6,852	$ 2,770	$ 3,732
Licensing	208	941	903	2,093
Phytosterol revenues	14,117	7,793	3,673	5,825
Interest and other	150	187	212	2,036
	14,267	7,980	3,885	7,861
Expenses:				
Cost of sales, marketing and product development	8,199	7,247	3,880	9,679
General and administrative	5,261	4,245	2,126	6,985
Research and development	2,070	3,209	2,083	7,131
Depreciation and amortization	2,044	2,307	955	1,073
	17,574	17,008	9,044	24,868
Gain on settlement of licensing arrangements (note 11(a))	-	(6,044)	-	-
Write-down of leaseholds and assets (note 11(b))	-	1,136	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Write-down of pilot facility (note 6)	-	-	1,302	2,715
Loss for the period	(1,060)	(4,120)	(6,461)	(19,722)
Deficit, beginning of period	(55,379)	(51,259)	(44,798)	(25,076)
Deficit, end of period	$ (56,439)	$ (55,379)	$ (51,259)	$ (44,798)
Basic and diluted loss per share (note 12)	$ (0.04)	$ (0.19)	$ (0.30)	$ (0.93)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Cash provided by (used in):				
Operations:				
Loss for the period	$ (1,060)	$ (4,120)	$ (6,461)	$ (19,722)
Adjustment to reconcile loss for the period to cash flow used in operations:				
Depreciation and amortization	2,044	2,307	955	1,073
Amortization of deferred license revenues	(141)	(941)	(903)	(2,093)
Gain on settlement of licensing arrangements (note 11(a))	-	(6,044)	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Gain on sale of investment in joint venture	-	-	(167)	-
Gain on disposal of fixed assets	(38)	(32)	-	-
Write-down of leaseholds and assets	29	1,136	-	-
Write-down of pilot facility	-	-	1,302	2,715
Stock-based compensation expense	369	20	-	-
Foreign exchange translation	131	-	-	-
Changes in:				
Accounts receivable	759	(106)	(1,658)	5
Inventories	443	2,463	1,477	(3,040)
Prepaid expenses and deposits	211	804	(86)	(695)
Accounts payable and accrued liabilities	(2,634)	837	(799)	(3,061)
Royalties payable	(3,155)	-	-	-
Increase (decrease) in tenure allowance in excess of amounts funded	114	(233)	104	78
Deferred revenues	442	-	-	-
Other	-	95	-	-
	(4,733)	(3,814)	(6,236)	(24,740)

CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

(Expressed in thousands of Canadian dollars)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Investments:				
Acquisition of property, plant and equipment	(1,087)	(1,566)	(2,142)	(3,698)
Acquisition of intangible and other assets	(49)	-	(3,315)	(3,999)
Investment in joint venture (net of cash received)	-	(1,222)	-	(2,850)
Collection of loan receivable from Phyto-Source LP	2,369	-	200	-
Proceeds on disposal of fixed assets	763	407	185	-
Proceeds on divestiture of technology (note 11(c))	1,189	-	-	-
Short-term investments	(1,285)	983	9,155	32,378
	1,900	(1,398)	4,083	21,831
Financing:				
Issuance of common shares	7,779	199	12	734
Issuance of special warrants	(887)	887	-	633
Repayment of notes payable	(1,151)	422	(51)	(96)
Repayment of demand loans	(887)	(1,593)	63	(12)
Increase in demand loans	2,078	-	-	-
	6,932	(85)	24	1,259
Increase (decrease) in cash and cash equivalents	4,099	(5,297)	(2,129)	(1,650)
Cash and cash equivalents, beginning of period	413	5,710	7,839	9,489
Cash and cash equivalents, end of period	$ 4,512	$ 413	$ 5,710	$ 7,839

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

1. Nature of operations:

Forbes Medi-Tech Inc. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases. The Company's scientific platform is based on core sterol technology. Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements. The Company has commenced operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound VP-4, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment *in research and development. It is not possible to predict the outcome of the Company's future research and* development activities or the financing thereof.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of business, realization of assets and the satisfaction of liabilities in the ordinary course of business throughout the next fiscal year and into the foreseeable future. The Company has incurred losses from operations and negative operating cash flows in each of the fiscal years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001. Management's plans for continued successful operations include continued research and development of the Company's pharmaceutical and nutraceutical pipelines, raising capital through the sale of equity and seeking additional corporate partners. In January 2004, the Company raised US$10,750 by way of a private placement (see note 19(b)). Such financing, in conjunction with the Company's revenue stream, is expected to be sufficient to cover the Company's pharmaceutical development program in the short term. In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. These consolidated financial statements do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

2. Significant accounting policies

(a) Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC ("PhytoVenture") and Phyto-Source LP ("Phyto-Source"). The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c) Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers' acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value. The carrying value of the short-term investments approximates their market value.

(d) Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost.

(e) Property, plant and equipment and intangible assets:

Property, plant and equipment are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate
Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Significant property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

(f) Impairment of long-lived assets and long-lived assets to be disposed of:

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, *Impairment of Long-Lived Assets*. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Disclosure of guarantees:

Effective January 1, 2003, the Company adopted Accounting Guideline 14, *Disclosure of Guarantees*, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, *Contingencies*. The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9.

(h) Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10(e). Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees as the exercise of stock options is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method (note 10(g)).

The Company accounts for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

(i) Research and development:

All research costs are expensed as incurred. Development costs are expensed in the period incurred unless

(Expressed in thousands of Canadian dollars, except per share amounts)

the Company believes a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

(j) Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(k) Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company's products, costs related to the manufacturing development and upscaling of the Company's product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(l) Government assistance:

Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured. During the year ended December 31, 2003, the Company received $38 (year ended December 31, 2002 - $12; the five-month period ended December 31, 2001 - $63; year ended July 31, 2001 - $455) of government assistance which has been offset against research and development expense.

(m) Income taxes:

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

(n) Foreign currency translation:

The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of the Company's integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method. Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period. Gains and losses on translation are included in results from operations.

(o) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(p) Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e) and 19(a)) certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(q) Fair value of financial instruments:

Carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short terms to maturity. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

(r) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. As the Company has incurred a loss for each period presented, all stock options (note 10(f)) are anti-dilutive and have been excluded from the weighted average shares outstanding.

(s) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3. Accounts receivable:

	2003	2002
Due from joint venture partner	$ -	$ 2,857
Trade receivables	1,818	614
Note receivable (note 6)	108	459
Taxes recoverable	48	30
Interest and other receivables (note 11(c))	1,340	230
	$ 3,314	$ 4,190

4. Inventories:

	2003	2002
Raw materials and supplies	$ 387	$ 687
Finished goods	121	265
	$ 508	$ 952

5. Property, plant and equipment:

2003	Cost	Accumulated amortization	Net book value
Land	$ 77	$ -	$ 77
Building and infrastructure	1,975	(35)	1,940
Leasehold improvements	82	(82)	-
Production equipment	10,865	(1,150)	9,715
Office equipment	155	(83)	72
Computer equipment	290	(197)	93
	$ 13,444	$ (1,547)	$ 11,897

2002	Cost	Accumulated amortization	Net book value
Land	$ 77	$ -	$ 77
Building and infrastructure	1,725	(10)	1,715
Leasehold improvements	1,310	(1,304)	6
Production equipment	10,616	(669)	9,947
Office equipment	155	(66)	89
Computer equipment	262	(164)	98
	$ 14,145	$ (2,213)	$ 11,932

6. Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei (USA) Inc. ("Chusei USA") to form Phyto-Source LP ("Phyto-Source"), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$6,750 for construction and working capital, transferred the inventory and advanced the US$4,000 loan.

Further, under these agreements, the Company in some instances, is the selling party for certain phyto-sterol products from Phyto-Source and will be receiving benefit for undertaking this activity. In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source. The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas ("Southwest Bank") by way of a US$3,000, three-year term loan at a fixed interest rate of 6%. Southwest Bank has also set up a US$1,500 revolving line of credit for Phyto-Source. Forbes Medi-Tech (USA) Inc. ("Forbes USA") and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Southwest Bank aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source (see note 2(g)). The guarantee is for the entire term of the borrowing under the arrangements. If Phyto-Source defaults on the obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantee. The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at

(Expressed in thousands of Canadian dollars, except per share amounts)

December 31, 2003, is US$2,500, being the principal amount currently owed under the term loan, plus interest and costs. The Company monitors the financial performance of Phyto-Source on a regular basis. No amount has been accrued for the Company's obligation under its guarantee arrangements.

As at the end of September 2003, the Company was committed to invest a balance of US$1,350 in Phyto-Source towards completion and operation of the manufacturing facility. With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

At December 31, 2003, US$1,000 of the Company's original US$4,000 loan receivable remains outstanding. Under the terms of the agreements with Southwest Bank, the balance of the Company's loan receivable from Phyto-Source is subordinated to the indebtedness of Phyto-Source to Southwest Bank.

As a result of the formation of the JV, operations at the Company's Amqui pilot facility in Quebec were wound down, and at December 31, 2001 the carrying value of the facility was written down to $1,500. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68. On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 payable in one lump-sum payment of $350 plus interest on May 9, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009. As at December 31, 2003 total amount of $716 (short-term $108; long-term $608) remains outstanding.

Condensed balance sheets and statements of operations reflecting the Company's proportionate interests in joint venture operations:

	2003	2002
Current assets	$ 2,334	$ 1,348
Property, plant and equipment	11,500	11,093
Intangible and other assets	5,062	6,310
	$ 18,896	$ 18,751
Current liabilities	$ 1,356	$ 2,248
Demand loans	1,618	-
	$ 2,974	$ 2,248

	Jan 31 2003 to Dec 31 2003	Jan 1 2002 to Dec 31 2002	Aug 1 2001 to Dec 31 2001	Jul 17 2001 to Jul 31 2001
Revenue	$ 10,523	$ 3,877	$ 1,850	$ 354
Expenses	8,654	5,460	2,619	323
Net earnings (loss)	$ 1,869	$ (1,583)	$ (769)	$ 31

7. *Intangible and other assets:*

2003	Cost	Accumulated amortization	Net book value
Technology (notes 7(b) and (c))	$ 6,655	$ (1,593)	$ 5,062
Supply agreements (note 7(d))	1,530	(1,530)	-
Other	35	(16)	19
	8,220	(3,139)	5,081
Long-term receivable (note 7(a))			647
Note receivable, long-term portion (note 6)			608
Tenure allowance			180
Other			76
			$ 6,592

2002	Cost	Accumulated amortization	Net book value
Technology (notes 7(b) and (c))	$ 6,655	$ (956)	$ 5,699
Supply agreements (note 7(d))	1,530	(919)	611
Other	35	(15)	20
	8,220	(1,890)	6,330
Long-term receivable (note 7(a))			2,106
Note receivable, long-term portion (note 6)			716
Tenure allowance			151
Other			90
			$ 9,393

7. Intangible and other assets (continued):

(a) The long-term receivable represents the long-term balance of US$1,000 (2002 – US$2,667) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 6). The estimated current portion of nil (2002 - $1,053) has been included in accounts receivable (see note 3). Interest is charged on the loan equal to prime rates.

(b) In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture. In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture. This technology is being amortized over ten years. The convertible debenture was repaid in full on December 31, 2003 (see note 9).

(c) As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945. This is being amortized over ten years. The Company's proportionate share of this technology of $4,973 is reflected in these consolidated financial statements.

(d) As part of its contribution to the joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer, at an agreed value of $3,060. The agreement expired at the end of 2003 and the Company's proportionate share of $1,530 was fully amortized as at December 31, 2003.

(e) By agreements with the University of British Columbia ("UBC") effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione ("AD") and Androstadienedione ("ADD"). Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies. In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% except for revenues derived from the MLA with Novartis (note 11(a)), where the Company agreed to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis. In 2002, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA. Pursuant to the sale of the AD/ADD technology in April, 2003 (see note 11(c)), and a Technology Assignment Agreement and Amendment (the "Assignment Agreement") between the Company and UBC, the Company issued UBC 2,650 common shares and paid US$48 (net of legal costs). Under the Assignment Agreement, at December 31, 2003 a balance of a total of 22,350 common shares and cash not exceeding US$74.3 remained owing to UBC (see note 19).

8. Accounts payable and accrued liabilities:

	2003	2002
Due to joint venture partner (note 6)	$ -	$ 1,067
Trade payables	1,939	2,741
Royalties payable	-	267
Other payables	394	665
	$ 2,333	$ 4,740

9. Long-term debt:

	2003	2002
Convertible debenture (note 7(b))	$ -	$ 1,000
Promissory note	215	355
Phyto-Source demand loan	1,618	553
Capital lease obligations	37	-
	1,870	1,908
Current portion	796	1,691
	$ 1,074	$ 217

The convertible debenture was repaid during 2003 (see note 7(b)).

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semi-annually. The promissory note is repayable in monthly installments of $13. The Company's lease expires in July of 2005. In October 2003, the Company sub-leased approximately 9,000 of the 10,000 square foot laboratory facility to Cavendish Analytical Laboratories Ltd. ("Cavendish") (see note 11(f)).

In 2002, the Phyto-Source demand loan consisted of the Company's proportionate share of a note payable to the Southwest Bank of Texas in the amount of US$700 repayable in ten equal monthly installments of US$70 beginning January 31, 2003. The loan was repaid in full, including all relevant interest charges in 2003. In August 2003, Southwest Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%. Southwest Bank also established a US$1,500 revolving line of credit for Phyto-Source. Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see notes 2(g) and 6). At December 31, 2003, the line of credit had not been utilized by Phyto-Source and US$2,500 of the term loan (US$1,500 long-term and US$1,000 short-term) remains outstanding.

(Expressed in thousands of Canadian dollars, except per share amounts)

10. Share capital:

(a) Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares.

(b) Issued and allotted:

	Number of common shares	Amount
Balance, July 31, 2000	20,878,689	$ 70,527
Exercise of stock options	341,800	734
Balance, July 31, 2001	21,220,489	71,261
Exercise of stock options	4,700	12
Balance, December 31, 2001	21,225,189	71,273
Issued during the fiscal year for cash upon:		
Private placement	324,861	211
Share issue costs	-	(12)
Balance, December 31, 2002	21,550,050	71,472
Issued during the fiscal year for cash upon:		
Private placement	3,238,634	6,604
Share issue costs	-	(545)
Exercise of stock options	583,000	730
Exercise of warrants	4,677	4
Exercise of special warrants	1,575,000	887
Exercise of broker's warrants	150,000	97
Issuance of shares pursuant to licensing agreements	2,650	2
Balance, December 31, 2003	27,104,011	$ 79,251

(c) Private placement:

In September 2003, the Company raised US$4,810 (Cdn$6,604) by way of a private placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached. Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. A total of 254,458 brokers' warrants were also issued in connection with the placement. The brokers' warrants have the same terms as the warrants issued to investors.

(d) Special warrants:

Special warrant financing of:

	Number	Amount
$975 (net of issue costs of $88)	1,500,000	$ 887

In August 2002, the Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million. Each unit consisted of one common share plus 0.08 of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004. 4,677 warrants were exercised in 2003. All remaining warrants were exercised by March 10, 2004. In September 2002, the Company issued 1,500,000 special warrants at a price of $0.65 per special warrant for cash proceeds net of financing costs of $887. Each special warrant was exercisable without payment of additional consideration for one common share of the Company on the earlier of January 24, 2003 and three business days following the issuance of receipts from the B.C. or Ontario Securities Commissions for a prospectus qualifying the distribution of the common shares. In the event that such receipts were not issued by December 8, 2002, each special warrant would be exercisable without payment of additional consideration for 1.05 common shares of the Company until January 24, 2003. In December 2002, the special warrant holders waived the requirement for the Company to file and obtain receipts for a prospectus. Accordingly, on January 24, 2003, the 1,500,000 special warrants were converted into common shares of the Company at a rate of 1.05 common shares for one special warrant. This resulted in the issuance of 1,575,000 common shares of the Company.

As part of the issue of special warrants on September 25, 2002 the Company issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. Each brokers' warrant was exercisable into one common share of the Company at a price of $0.65 per common share until March 24, 2004. As at December 2003, all 150,000 brokers' warrants were exercised.

(e) Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(Expressed in thousands of Canadian dollars, except per share amounts)

10. Share capital (continued):

(f) Company's Stock Option Plan as at December 31, 2003 and December 31, 2002, and changes during the periods then ended:

	2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	3,642,850	$ 3.19	3,441,850	$ 4.90
Granted	1,469,100	1.75	1,453,000	0.96
Exercised	(583,000)	1.25	-	-
Forfeited	(881,850)	6.38	(1,252,000)	5.29
Outstanding, end of year	3,647,100	$ 2.15	3,642,850	$ 3.19
Options exercisable, end of year	2,414,500		2,853,600	

Stock options outstanding as at December 31, 2003:

	Options outstanding			Options exercisable	
Range of Exercise prices	Number outstanding at Dec 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at Dec 31, 2003	Weighted average exercise price
$0.55 - $0.95	622,000	3.61	$ 0.79	486,750	$ 0.83
$1.20 - $2.20	1,075,600	4.25	1.71	135,000	1.20
$2.23 - $2.85	1,548,500	2.85	2.54	1,391,750	2.56
$3.45 - $3.60	285,000	2.25	3.59	285,000	3.59
$3.00 - $4.90	116,000	0.50	4.72	116,000	4.72
	3,647,100	3.27	$ 2.15	2,414,500	$ 2.36

(g) During the year ended December 31, 2003, the Company granted 1,306,100 options to directors, officers and employees at exercise prices ranging from $0.66 to $2.77 per share. These options had terms of five years at the date of grant. The weighted average fair value of the options granted to employees in 2003 is $1.52 (2002 - $0.61). In accordance with the Company's stated accounting policy (note 2(h)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 163,000 options to non-employees during fiscal 2003 at exercise prices ranging from $0.66 to $2.23 per share. These options have vesting periods ranging from 1.0 to 2.0 years and terms of five years. The fair value of the 163,000 options granted to non-employees during fiscal 2003 has been estimated at $724 at December 31, 2003 and is being amortized to expense over the applicable vesting periods. The total expense recorded in 2003 amounted to $369.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee and non-employee stock-based compensation plans. The pro forma adjustments presented below pertain to the options granted to employees since adoption of the new stock-based compensation standards on January 1, 2002 as described in note 2(h). The pro forma disclosure does not include the effect of awards granted before January 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

	2003	2002
Net loss as reported	$ (1,060)	$ (4,120)
Pro forma adjustment	(729)	(422)
Pro forma net loss	$ (1,789)	$ (4,542)
Pro forma basic and diluted loss per share	$ (0.07)	$ (0.21)

The fair value of the options granted to employees and non-employees in 2003 has been estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	2003	2002
Expected dividend yield	0%	0%
Expected volatility	146%	114%
Risk-free interest rate	3.0%	3.0%
Expected lives	2-5 years	3 years

(h) Shareholder rights plan:

The Company has adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

(Expressed in thousands of Canadian dollars, except per share amounts)

11. Commitments, contractual obligations and contingencies:

(a) Novartis Strategic Alliance and Exclusive Master License Agreement:

During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis") related to licensing a plant-based sterol composition developed by the Company. On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement ("MLA") with Novartis regarding the Company's unique plant-based sterol composition (Phytrol™), a potential functional food ingredient for lowering cholesterol.

Under the MLA, Novartis had exclusive worldwide rights to use or sub-license Phytrol™ (consumer branded as Reducol™) for use in functional foods, dietary supplements and over-the-counter products. The Company received upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales. The Company was committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)). The Company was responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis was responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA was for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contained clauses whereby either party could terminate the Agreement upon the occurrence of certain events including: (i) certain milestones relating to the development and commercialization of Phytrol™ not being achieved; or (ii) a significant change in the economics of the commercialization of Phytrol™.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA ("Novartis SA") to settle the licensing arrangement and re-acquire the rights to Reducol™. Under the terms of the agreement, the Company has agreed to pay Novartis SA a total of US$2,500 (Cdn$3,842). In settling the licensing arrangement, the Company eliminated deferred revenue of $9,857 and accounts payable of $90 and hence recognized a gain of $6,044, net of transaction costs of $61. Of the US$2,500 total cost, US$500 was paid, on signing, by way of offset against funds owed by Novartis SA to Forbes. The balance of US$2,000 was to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. In December, 2003, the Company paid all remaining amounts owed to Novartis in connection with the acquisition of rights to Reducol™.

(b) University of British Columbia laboratory facility:

In mid-2002, the Company scaled down its research work performed at its biotechnology research laboratory at the University of British Columbia ("UBC"). Certain laboratory assets with net book value of $97 were sold for proceeds of $66 resulting in a loss on sale of $31. Other lab equipment with a net book value of $201 was contributed in kind to UBC as a prepayment for research costs, $150 of which was utilized for research work and expensed during 2003. The remaining laboratory assets and leasehold improvements were written down by $1,136 to $763 being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.

In 2003, the bulk of the laboratory space was sub-leased and remaining laboratory equipment was sold or leased to the sub-lessee (see note 11(f)). The Company sold laboratory equipment with net book value of $268 to Cavendish Analytical Laboratories Ltd. for $305.

(c) Manufacturing agreement with Fermic:

In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. DE C.V. ("Fermic") for the commercial production of AD and ADD. The agreement provided for an initial term of three years, expiring September 15, 2003, and for automatic renewals for one-year terms unless terminated by either party. In mid-2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on licensing opportunities for the technology. In April of 2003, the Company sold its AD/ADD technology to a large multi-national pharmaceutical firm for gross proceeds of US$1,900 (Cdn$2,624). As at December 31, 2003 a balance of US$950 remains outstanding (see note 19).

(d) Tenure allowance:

On January 11, 1999, the shareholders approved agreements with three key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005. By 2002, two of these executives resigned from the Company prior to the date that the tenure allowance would have vested. Accordingly in 2002, the tenure allowance liability was reduced by $436 with a credit to general and administrative expenses. One key executive remains subject to the above-noted plan.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense (recovery) for the period ended December 31, 2003 is $163 (2002 - $(22); five month period ended December 31, 2001 - $139; year ended July 31, 2001 - $128).

(e) Research agreements:

As at December 31, 2003, the Company has not recorded future funding commitments under various research agreements totaling $1,682 of which $590 relates to ongoing clinical trials (2002 - $759). These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(f) Cavendish Analytical Laboratories Ltd.

In October 2003, the Company entered into a series of agreements with Cavendish Analytical Laboratory Ltd. ("Cavendish") of Vancouver, British Columbia to conduct further research activities for the Company, and for the lease from the Company by Cavendish of certain equipment and the sublease by Cavendish of most of the Company's laboratory facilities at UBC. Cavendish also purchased certain laboratory equipment from the Company at a price of $305 (note 11(b)). The research agreement signed by the Company and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200 of analytical chemistry services and $200 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement. At December 2003, the Company has pre-paid $300 of the first year's services, and approximately one half of these fees had been utilized by research activities and were expensed in 2003. The service fees for the second year will be paid at $17 per month. Cavendish, in turn, is paying to the Company approximately $24 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of a total of 10,000 square feet of laboratory facilities on the UBC campus. At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200.

12. Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 24,449,696 (2002 - 21,766,440; five month period ended December 31, 2001 - 21,225,189; year ended July 31, 2001 - 21,171,325).

13. Supplementary information:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Interest paid	$ 257	$ 218	$ 43	$ 99
Non-cash transactions:				
Note receivable acquired on sale of pilot facility	-	1,200	-	-
Prepayment of research costs by transfer of property, plant and equipment	-	201	-	-

14. Related party transactions:

During the period, the Company paid or accrued to companies controlled by directors or officers:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Legal fees and share issue costs	$ 31	$ 292	$ 133	$ 468
Consulting	198	171	-	-
	$ 229	$ 463	$ 133	$ 468

15. Concentration of sales:

For the year ended December 31, 2003 and 2002, substantially all of the Company's revenue was generated from two customers.

16. Income taxes:

The tax effects of temporary differences that give rise to significant components of the future tax assets and liabilities are presented below:

	2003	2002
Non-capital loss carry-forwards	$ 6,683	$ 6,049
Research and development expenditures deferred for income tax purposes	11,096	11,600
(Excess) deficiency of property, plant and equipment and intangible assets over tax values	(616)	276
Share issue costs	246	348
Other	259	296
Total gross future income tax assets	17,668	18,569
Valuation allowance	(17,668)	(18,569)
Net future income tax assets	$ -	$ -

The operations of the Company and related tax interpretations, regulations and legislation are continually changing. As a result, there are significant estimates required to compute income tax balances. As at December 31, 2003, the Company has scientific research and experimental development expenditures in the amount of $31,168 (2002 - $32,584) available for carry-forward indefinitely to reduce future taxable income. The Company also has approximately $6,692 (2002 - $6,714) of unclaimed investment tax credits expiring between 2004 to 2012, available to reduce future income taxes otherwise payable. The Company also has non-capital losses in the amount of $18,828 available to offset future taxable income expiring at various dates through to 2010. The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes. Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized. Accordingly, a valuation allowance has been provided, equal to the net future tax asset. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

(Expressed in thousands of Canadian dollars, except per share amounts)

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17. Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2004	$ 707
2005	489
2006	206
2007	201
	$ 1,603

18. United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission's rules and regulations ("United States GAAP"). Significant differences to these consolidated financial statements are as follows:

(a) Consolidated statement of operations and deficit:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Net loss in accordance with Canadian GAAP	$ (1,060)	$ (4,120)	$ (6,461)	$ (19,722)
Difference in non-employee stock based compensation (note (c)(i))	-	121	(193)	(99)
Net loss in accordance with United States GAAP	(1,060)	(3,999)	(6,654)	(19,821)
Deficit, beginning of year, United States GAAP	(57,170)	(53,171)	(46,517)	(26,696)
Deficit, end of year, United States GAAP	$ (58,230)	$ (57,170)	$ (53,171)	$ (46,517)

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Weighted average number of shares outstanding	24,449,696	21,766,440	21,225,189	21,171,325
Basic and diluted loss per share	$ (0.04)	$ (0.18)	(0.31)	$ (0.94)

(b) Consolidated balance sheet:

	2003 Canadian GAAP	2003 United States GAAP	2002 Canadian GAAP	2002 United States GAAP
Shareholders' equity:				
Additional paid-in capital from stock based compensation	$ -	$ 1,791	$ -	$ 1,791
Deficit	(56,439)	(58,230)	(55,379)	(57,170)

(c) Differences:

(i) Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(h) for grants made on or after January 1, 2002. Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation. The fair value of the stock options granted to non-employees during the years ended December 31, 2003 and 2002, the five month period ended December 31, 2001 and the year ended July 31, 2001 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	155%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Term of options	5.0 yrs	1.5-4.0 yrs	1.3-4.4 yrs	0.4-4.6 yrs

(ii) Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(d) Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, for stock options granted to employees. As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and Related Interpretations, (APB 25) in measuring compensation expense for employee options. The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	146%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Expected life of options	2.0-5.0 yrs	3 yrs	1.6-9 yrs	2-9.4 yrs

The weighted average fair value of the options granted is $1.52 (December 31, 2002 - $0.61; December 2001 - $1.97; July 2001 - $2.12). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company's net loss and loss per share under United States GAAP would have been as follows:

	Year ended Dec 31 2003	Year ended Dec 31 2002	Five mos ended Dec 31 2001	Year ended July 31 2001
Net loss in accordance with United States GAAP, as reported	$ (1,060)	$ (3,999)	$ (6,654)	$ (19,821)
Add: Employee stock-based compensation expense (recovery), as reported	-	-	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(823)	(2,307)	(1,336)	(3,769)
Pro forma net loss	$ (1,883)	$ (6,306)	$ (7,990)	$ (23,590)
Pro forma - basic and diluted net loss per share	(0.08)	(0.29)	(0.38)	(1.11)

(e) Recent accounting pronouncements:

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the relating long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which addresses the financing accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method

(Expressed in thousands of Canadian dollars, except per share amounts)

used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning the Company's third quarter of 2003.

The adoption of SFAS No. 143, SFAS No. 146, SFAS No. 148 and SFAS No. 150 did not have a material affect on the Company's financial results.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002. The Company assessed the initial fair value as at September 30, 2003 with respect to the Company's guarantee of third party debt held by Phyto-Source (note 6) and determined that it was nominal. As a result, no value has been reflected under US GAAP.

- Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

- In November 2002, the EITF reached a consensus on issue 00-21, *Revenue Arrangements with Multiple Deliverables*. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights *which may be fulfilled at different points in time or over different periods of time.* The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

19. Subsequent events:

(a) AD/ADD technology divestiture:

In January of 2004, the Company received the final balance of US$950 with respect to the sale of its AD/ADD technology in April of 2003. With respect to the sale of this technology and a Technology Assignment Agreement and Amendment with the University of British Columbia ("UBC"), the Company issued a final balance of 22,350 common shares and paid US$37 to UBC (see notes 7(e) and 11(c)). For the sale of the technology the Company received a net amount of US$1,627 (Cdn$2,247), net of commissions and assignment fees. Effective January 6, 2004, the original AD/ADD License Agreement dated July, 1995 was terminated via a Termination Agreement and Release.

(b) Financing:

On January 6, 2004, the Company completed a private placement of units to raise US$10,750 resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2 per share (approximately Cdn$13,824 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached. Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 146,250 broker's warrants, which have the same terms as the warrants issued to the investors.

(c) Stock options:

On January 9, 2004, 245,000 stock options were granted to employees of the Company and 5,000 to non-employees with an expiry date of January 9, 2009 at an exercise price of $3.69 per option.

In January 2004, Forbes appointed Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board ("MSAB") and Scientific Consultant for its pharmaceutical development program. As part of Dr. Topol's appointment to the Company's MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company's pharmaceutical R&D platform relating to cardiovascular health, on January 9, 2004 options to purchase up to 1,000,000 common shares were granted to Dr. Eric Topol subject to regulatory and shareholder approval. Such options will vest as follows: upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000. All options have an exercise price of Cdn$3.69.

Disclaimer

Not an Offer to Buy or Sell Securities

This Annual Report is not an offer to sell or a solicitation of an offer to buy securities of Forbes Medi-Tech Inc. This Annual Report has been compiled solely for the purpose of providing general overview to the shareholders of Forbes Medi-Tech Inc. and other interested persons about the Company's management and operations in the last year.

Forward-Looking Statements

This Annual Report contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the U.S. Securities and Exchange Commission, Canadian Securities Administrators or any stock exchange, may also include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.

Forward-looking statements are statements that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the Company's future business and operations, including its research, development and commercialization activities, products, services, revenue, sales, and projected sales volumes; the impact of government regulation on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance; and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "tomorrow", "move toward", "future", "plan", "next year", "further expansion", "growing", "ahead", "opportunity", "targeting", "projected", "development", "goal", "anticipates, "objective", "potential", "forward", "looking to", "emerging" "continue", "intends", "expected", "expects", "promising", "believes", "estimates", and similar expressions or variations thereon, or that events or conditions "will", "may", "could" or "should" occur.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation:

- uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all;
- uncertainty as to the timing, design, duration, size and outcome of additional clinical trials, if any, or whether the next trial, if held, will be a U.S. Phase II trial or will be another type of trial or carried out in another venue, or both;
- the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials and that the results from any future trial may not achieve those expected or anticipated;
- clinical trial risks such as unexpected adverse effects and compliance issues;
- the need for regulatory approvals, including without limitation, approval from the U.S. Food and Drug Administration, prior to undertaking additional trials and prior to marketing a final pharmaceutical product, which approvals may not be obtained on acceptable terms or at all;
- the fact that the Company will be required to undertake additional toxicology studies on FM-VP4 before it will be able to proceed to larger clinical trials and there can be no assurance regarding the timing or outcome of such studies and whether the results of such studies will enable the Company to proceed with the larger trials as a result;
- the need to secure new contracts and new strategic relationships, which is not assured;
- uncertainty as to whether the Phyto-Source plant will remain the world's largest of its kind;
- manufacturing risks and the need to manufacture to regulatory standards;
- partnership/strategic alliance risks and in particular, the need for continued cooperation and performance by the Company's joint venture partner, Chusei;
- the need for performance by the Phyto-Source manufacturing facility and the lack of alternative manufacturing facilities for Reducol and Phyto-S-Sterols;
- uncertainty as to availability of raw materials on acceptable terms or at all;
- the Company's dependence on a few customers, its need for performance by its buyers and licensees and its need for additional buyers and licensees;
- uncertainty as to future volumes of sterol revenues and sales and the Company's ability to generate projected sales volumes and product prices;
- the risk of technical obsolescence;
- the need for regulatory approvals related to sales of, and labelling and health claims for, Reducol™, Phyto-S Sterols and other sterol products, which may be withdrawn or not be obtained in a timely matter or at all;
- intellectual property risks, including uncertainty as to the Company's ability to adequately protect and/or obtain and enforce patents and trade marks, and the risk of claims by third parties of patent, trademark or other IP infringement;
- uncertainty as to the size and existence of a market opportunity for, and market acceptance of, the Company's products
- the effect of competition;
- product liability risks, including the risk of unknown adverse side effects;
- the possibility that the Company will pursue additional development projects or other business opportunities;
- the Company's need for additional future capital, which may not be available in a timely manner or at all;
- exchange rate fluctuations;
- environmental and political risks;
- government regulation;
- the Company's reliance on key personnel;

and other factors that are discussed or identified in the Management Discussion and Analysis section of this Annual Report under the heading, "Forward Looking Statements and Risk Factors That May Affect Future Results", as well as in the Company's other public filings, including its latest Annual Information Form / Form 40-F, any of which could cause actual results to vary materially from current results or the Company's anticipated future results.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and for the reasons set forth above, investors should not place undue reliance on forward-looking statements. Further, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

CORPORATE INFORMATION

CORPORATE OFFICES

Suite 200 - 750 West Pender Street
Vancouver, British Columbia,
Canada V6C 2T8
Telephone: 604.689.5899
Facsimile: 604.689.7641
Internet: www.forbesmedi.com
email: info@forbesmedi.com

LEGAL COUNSEL

Cawkell Brodie
Business Lawyers
1260 - 1188 West Georgia Street
Vancouver, British Columbia,
Canada V6E 4A2

Catalyst Corporate Finance Lawyers
1400 - 1055 West Hastings Street
Vancouver, British Columbia,
Canada V6E 2E9

Farris Vaughn Wills & Murphy
2500 - 700 West Georgia Street
Vancouver, British Columbia,
Canada V7Y 1B3

US LEGAL COUNSEL

Dorsey & Whitney LLP
Suite 3400 - 1420 5th Avenue
Seattle, Washington
United States 98101

SHAREHOLDER INFORMATION

TRADING SYMBOL

Listed on the Toronto Stock Exchange
under the symbol FMI and on NASDAQ under FMTI

AUDITORS

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia,
Canada V7Y 1K3

FINANCIAL INSTITUTION

Bank of Montreal
595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L7

TRANSFER AGENT

Pacific Corporate Trust
10th Floor - 625 Howe Street
Vancouver, British Columbia,
Canada V6C 3B8

INQUIRIES

Investor Relations
Telephone: 604.681.8976
Facsimile: 604.689.7641
email: irinfo@forbesmedi.com

FORBES MEDI-TECH, INC.

Printed in Canada